Exhibit 15.1





The Board of Directors and Stockholders
Maverick Tube Corporation

We are aware of the incorporation by reference in Post-Effective Amendment No. 8 to the Registration Statement (Form S-3 No. 333-106976) and related Prospectus of Maverick Tube Corporation for the registration of $120,000,000 aggregate principal amount of its 4.00% Convertible Senior Subordinated Notes due 2033 (the "Notes") and shares of its common stock issuable upon conversion of the Notes of our report dated April 30, 2004, relating to the unaudited condensed consolidated interim financial statements of Maverick Tube Corporation that are included in its Form 10-Q for the quarter ended March 31, 2004, filed with the Securities and Exchange Commission.




                                        /s/ Ernst & Young LLP


St. Louis, Missouri
May 17, 2004